ZW Data Action Technologies Inc.

Room 1811, Xinghuo Keji Plaza,

No. 2 Fufeng Road, Fengtai District, Beijing, PRC 100070

September 21, 2023

VIA EDGAR

Kyle Wiley/Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZW Data Action Technologies Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Response dated August 24, 2023 File No. 001-34647

Dear Mr. Wiley and Mr. Dunham:

ZW Data Action Technologies Inc. (“We” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on September 7, 2023 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022 and addressed to Mr. Handong Cheng (the “Staff’s Letter”).

For your convenience, each of the responses by the Company to the Staff’s comments is set forth in bold below, following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections, page 64

1.	We note your statement that you reviewed public filings and your material contracts in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinion or third party certifications such as affidavits as the basis for your submission.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the form of SPDSCL-HFCAA-GOV to supplementally include the following disclosure:

Kyle Wiley/Christopher Dunham

Division of Corporation Finance

September 21, 2023

In addition to public filings and material contracts, the Company reviewed its shareholders’ list. As of the date hereof, there are four shareholders, each of whom beneficially owns more than 5% of the Company’s common stock (as determined pursuant to Rule 13d-3 under the Exchange Act). To the Company’s knowledge, none of these shareholders is a representative of any government entity in China or Hong Kong, or an official of the Chinese Communist Party. In addition, the Company reviewed the business experiences of the directors, officers and senior management of the Company currently consisting of: Handong Cheng, Chief Executive Officer, Acting Chief Financial Officer and Chairman of Board of Directors; George Kai Chu, Director; Pau Chung Ho, Independent Non-Executive Director; Zhiqing Chen, Independent Non-Executive Director; Chang Qiu, Independent Non-Executive Director. None of these persons is a representative of any government entity in China or Hong Kong, and, to the knowledge of the Company none of these persons is an official of the Chinese Communist Party.

The Company did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

You may contact our legal counsel, Vivien Bai, Associate Attorney of Loeb & Loeb LLP, at (212) 407-4933 or vbai@loeb.com, if you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings.

Sincerely,

ZW Data Action Technologies Inc.

By: /s/ Handong Cheng
Name: Handong Cheng
Title: Chief Executive Officer

cc: Vivien Bai, Esq.